UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

Global X Cannabis ETF
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37954Y426
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
        ☒    Rule 13d-1 (b)
        ☐    Rule 13d-1 (c)
        ☐    Rule 13d-1 (d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37954Y426	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Global X Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
264,747**
		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
264,747**
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,747**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.06%
12	TYPE OF REPORTING PERSON (see instructions) IA

** See Item 4 of this Filing

CUSIP No. 37954Y426	13G	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer Global X Cannabis ETF

(b)	Address of Issuer’s Principal Executive Offices 605 3rd Avenue, 43rd Floor, New York, NY 10158
Item 2.

(a).	(b). (c). Name, Principal Business Address, and Citizenship of Persons Filing: (1) Global X Management Company LLC (“GXMC”) 605 3rd Avenue, 43rd Floor New York, NY 10158 Citizenship: DE
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 37954Y426
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 37954Y426	13G	Page 4 of 5 Pages

Item 4.  Ownership.
The information in items 1 and 5 through 11 on the cover pages (p. 2 ) on Schedule 13G is hereby incorporated by reference.
GXMC is a registered investment adviser that furnishes investment advice to the Global X Thematic Growth ETF (the “Fund”), a separate series of Global X Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. As a result of its role as investment adviser to the Fund, GXMC may be deemed to be the beneficial owner of shares of GLOBAL X CANNABIS ETF common stock held by the Fund. However, GXMC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.
Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Global X Thematic Growth ETF, set forth in Item 4 above, has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its respective account. These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the issuer.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37954Y426	13G	Page 5 of 5 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global X Management Company LLC
By: /s/ Luis Berruga
Name/Title: Luis Berruga, Chief Executive Officer
Date: February 12, 2021